Enigma MPC

186 Museum Way

San Francisco, CA 94114

January 22, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention: Hugh West and Robert Klein

Re:	Enigma MPC
Amendment No. 2 to Form 10-12G
Filed December 15, 2020
File No. 000-56202

Dear Messrs. West and Klein,

As requested on the phone call of January 6, 2021, between Enigma MPC, Inc. (the “Company”) and members of the Office of Finance of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in connection with our Form 10-12G, as amended (the “Form 10”), we hereby provide this written response.

This written response (1) supplements our letter, dated December 15, 2020, submitted via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (the “December Response”), with respect to comment number five (the “Liability Comment”), with the below information under the header, “ENG Token Liability” and (2) provides you with revised information with respect to the manner in which we recognize revenue, as disclosed in the Form 10.

Capitalized terms used but not otherwise defined herein shall have the respective meanings given to such terms in the Form 10. For your convenience, the Liability Comment and our original response to such comment are attached hereto as Exhibit A.

1.	ENG Token Liability

As previously discussed in the December Response, the Company hired an external third-party evaluator who is an expert in the field of blockchain security and cybercrime investigations, to estimate the Company’s possible and likely exposure in the event that a claims process was initiated. The Company provided the evaluator with a list of all ENG Token ICO contributors and pertinent details such as their wallet addresses and the prices they paid for their ENG Tokens. Using this raw information, the evaluator conducted thorough research into the movement of all ENG Tokens from their date of distribution following the ICO and onward. The evaluator used its expertise to make assumptions regarding which ENG Token holders may make a successful claim in the claims process, should one be initiated. Based on the inclusion or exclusion of these assumptions, different estimates for the size of the ENG Token Liability were given. The main assumptions used by the evaluator were:

-	Assumption No. 1: Assuming ENG Tokens that moved more than three hops (without being deposited into an exchange), a change of custody occurred. According to the terms of the Settlement, participants who no longer possess the ENG Tokens purchased directly from the Company are ineligible.
-	Assumption No. 2: ICO participants who misrepresented the fact that they were acting on behalf of a pool of participants should not be eligible. According to the evaluator, this was the way similar claims processes with the SEC were handled.
-	Assumption No. 3: Of the ENG Tokens that reached exchanges, how many were sold and at what rates. Several options were presented such as ‘sold immediately,’ ‘sold at the lowest price in the following 90 days,’ ‘sold at all-time low’ and other more complicated staggered selling models that were devised by the evaluator.

Assumption No. 1

The Company carefully analyzed the report’s conclusions and the various estimates drawn from the assumptions, and selected the estimate that appeared most reasonable to it. Specifically, the Company decided to use the estimate that included all ICO participants who never sent their ENG Tokens to exchanges, even if the tokens moved more than three hops away from the original wallet. The Company’s reasoning here was that while the three-hop cut-off assumption appeared reasonable, the difference between including this group or not did not materially change the dollar amount of the ENG Token Liability.

Assumption No. 2

In considering which model to use for determining the rate at which ENG Tokens that reached exchanges were sold, in order to avoid underestimating the ENG Token Liability, the Company decided to choose the model in which all ENG Tokens were sold at their lowest recorded historical value.

Assumption No. 3

The Company accepted the evaluator’s assessment that participants who are pools are not eligible.

The estimate combining all of these assumptions was calculated by the expert as 44,093,258 ENG, or $24.9 million when translated into their U.S. dollars equivalent.

Finally, the evaluator also suggested taking into account a discount of between 50%-90% on the estimated amount, given its estimate of how many of the eligible claimants would actually file a claim. Since the Company could not predict with certainty how many people would file a claim, and because the ENG Token Liability should count all potentially eligible claimants, the Company decided not to use this discount proposed by the evaluator, and thus recorded the full $24.9 million as the ENG Token Liability.

2.	Revenue Recognition

As noted above, in addition to providing you with supplemental information on the ENG Token Liability, we are also providing information on the manner in which we recognize revenue, as disclosed in the Form 10. Exhibit B hereto includes a redline draft of the section in Note 2 to our consolidated financial statements, as included in the Form 10 titled, “Revenue Recognition.” We believe that this revised section of Note 2 more accurately reflects the manner in which we recognize revenue and replaces the applicable disclosure in the Form 10.

If you have any questions or require additional information, please call our attorneys, David Huberman +972(74) 758-0483 or Oded Har-Even at (212) 660-5002, of Sullivan & Worcester LLP.

Sincerely,

Enigma MPC, Inc.

By:	/s/ Guy Zyskind
Chief Executive Officer, Chief Technology Officer, President and Director

cc:	Dietrich King
Eric Envall

Exhibit A

Notes to Consolidated Financial Statements

Note 1 - Organization and Nature of Operations

B. Settlement of U.S. Securities and Exchange Commission (“SEC”) Administrative Proceeding, page F-9

5.	We note your response to comment 18 stating that the Company hired an independent external expert to provide an estimate for the claims process liability. Please provide us with a summary and reconciliation of the ENG Token liability detailing each of the significant components of the liability (e.g., eligible claimants holding tokens, eligible claimants that sold their tokens at a loss, eligible claimants that exchanged ENG Tokens for SCRT Tokens, etc.), and provide us with a copy of the expert report.

Response: The third party evaluator performed an analysis on all ENG ICO purchasers. The loss that each ENG ICO purchaser incurred by selling ENG Tokens was estimated based on coinmarketcap.com’s publicly available records of the historical prices of ENG Tokens (daily opening price), the day of each exchange deposit, the contributor’s average tokens price, and certain assumptions about the timing of the sale of the deposited tokens.

As part of the analysis, the evaluator pooled together all potential eligible claims from the two main components of the liability: those who held their ENG Tokens continuously since the ICO, and those who sold them. For the latter, statistical assumptions, such as estimating the time between depositing the tokens and selling them, had to be made and therefore several models were suggested to Enigma.

Enigma selected one of the most conservative models, which assumed that ENG Tokens were sold at the lowest possible value according to historical exchange rates. Based on this assumption, the total liability in ENG is 44,093,258, or $24.9 million when translated into the U.S. dollar amount, based on the average token price each purchaser paid in the ICO.

The claims process liability estimate was conducted before the Community Swap started, and as a result, all eligible claimants who took part in such swap are already included in this analysis.

In order for the Staff to complete its review and per its request, Enigma is providing the requested report under separate cover pursuant to Rule 12b-4 (“Rule 12b-4”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and upon a request of confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”). In accordance with Rule 12b-4, the Company has requested that the materials provided be returned or destroyed promptly following the completion of the Staff’s review thereof.

Exhibit B

See attached.